

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

<u>Via E-Mail</u>
Ms. Ruth Swan
Chief Financial Officer
Pacific Booker Minerals, Inc.
#1103-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

> **Re: Pacific Booker Minerals, Inc.**
> **Form 20-F for the Fiscal Year Ended January 31, 2014**
> **Filed May 30, 2014**
> **File No. 001-33649**

Dear Ms. Swan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended January 31, 2014</u>

<u>Item 15. Controls and Procedures</u>
<u>Disclosure Controls and Procedures, page 97</u>

1. Considering the ineffectiveness of your internal controls over financial reporting at January 31, 2014, please tell us how you determined that your disclosure controls and procedures were effective.

<u>Item 18. Financial Statements, page 102</u>
<u>Statements of Cash Flows, page 109</u>

2. We note you disclose mineral property interests and exploration and evaluation costs (net of recovery). Please provide us with a detailed discussion of the recovery costs and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please provide the dollar value of the recovery costs for all periods presented.

<u>Notes to the Financial Statements, page 110</u>
<u>Note 3. Summary of Significant Accounting Policies, page 113</u>
<u>(c) Mineral property interests and exploration and evaluation assets, page 113</u>

3. Please expand your disclosure to address how you determine when technical feasibility and commercial viability are demonstrable (i.e. what factors do you consider for demonstrating technical feasibility and commercial viability) and whether there is any correlation to establishing reserves. Refer to paragraph 5(b) and 17 of IFRS 6. Please provide us with a sample of your proposed future disclosure.

<u>Note 8. Share Capital, Share/Option Based Payments and Contributed Surplus</u>
<u>Share/option based payments, page 124</u>

4. It appears that 2,376,507 stock options with an average exercise price of approximately $8.00 per share were cancelled and 2,457,307 stock options with an average exercise price of $4.00 per share were reissued. Please provide us with a detailed discussion of how you accounted for these transactions and if the awards granted in the current year represent a modification to an existing award. Please refer to the guidance in IFRS 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining